9 APPOLD STREET LONDON EC2A 2AP +44.20.7655.5000

david.dixter@shearman.com +44.20.7655.5633	August 20, 2018

BY EDGAR AND EMAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Telecommunications
100 F Street, N.E.
Washington, D.C. 20549
Attention: Larry Spirgel

Re: Tele2 AB
Draft Registration Statement on Form F-4 Submitted July 9, 2018
&
Amendment No. 1 to Draft Registration Statement on Form F-4
Submitted August 6, 2018
CIK No. 0001122535

Ladies and Gentlemen:

This letter is submitted on behalf of Tele2 AB (publ) (“Tele2”) and confirms the basis on which Tele2 submitted for confidential review to the U.S. Securities and Exchange Commission (the “Commission”) two draft registration statements: (i) the Draft Registration Statement on Form F-4 submitted July 9, 2018, and (ii) Amendment No. 1 to Draft Registration Statement on Form F-4 submitted August 6, 2018 (together the “DRSs”). Tele2 has publicly filed today a Registration Statement on Form F-4.

Tele2 is a Foreign Private Issuer as defined in Rule 405 of Regulation C under the Securities Act of 1933, as amended, and Rule 3b-4 under the Securities Exchange Act of 1934, as amended. Tele2 is a telecommunications carrier in Sweden, the Baltics and other markets and maintains two listed classes of common equity on Nasdaq Stockholm with a combined market capitalization of approximately $6.1 billion as of the date of this letter. Tele2 is not a registrant with the Commission as of the date of this letter. Tele2’s revenues from continuing operations for the year ended December 31, 2017 were approximately $2.7 billion, based on exchange rates as of the date of this letter.

SHEARMAN.COM
We operate in the UK and Italy as Shearman & Sterling (London) LLP, a limited liability partnership organised in the United States under the laws of the state of Delaware, which laws limit the personal liability of partners. Shearman & Sterling (London) LLP is authorised and regulated by the solicitors regulation authority (firm sra number 211340). A list of all partners’ names, which includes solicitors and registered foreign lawyers, is open for inspection at the above address. Each partner of Shearman & Sterling (London) LLP is also a partner of Shearman & Sterling LLP.

August 20, 2018

The Commission’s “Draft Registration Statement Processing Procedures Expanded” dated June 29, 2017, as supplemented August 17, 2017 states that: “Foreign Private Issuers may elect to proceed in accordance with these procedures or those available to Emerging Growth Companies (if the issuer qualifies as an Emerging Growth Company) or follow the guidance in our May 30, 2012 statement.”

The Commission’s “Non-Public Submissions from Foreign Private Issuers” statement dated May 30, 2012 sets out four instances where the Staff will review the initial registration statements of foreign issuers on a non-public basis. Tele2 meets the second of these instances as it is “a foreign private issuer that is listed […] on a non-U.S. securities exchange.”

The Commission’s statement dated May 30, 2012 goes on to state that “foreign private issuers that are seeking to be treated as emerging growth companies must, among other things, follow the procedures applicable to emerging growth companies with respect to both confidential submissions and the timing of the public filing of their registration statements”. As Tele2 is not seeking to be treated as an emerging growth company, and has not taken advantage of any of the benefits available to emerging growth companies, the procedures related to the timing of the public filing of registration statements applicable to emerging growth companies do not apply to Tele2. In particular, we understand that the Staff’s guidance that the public filing of the registration statement is required to be made no later than 15 days before effectiveness does not apply to Tele2 on the basis that it has submitted the DRSs pursuant to the accommodations afforded to foreign private issuers and not those available under the JOBS Act to emerging growth companies.

We trust that this clarifies the basis on which Tele2 submitted the DRSs.

****

Please do not hesitate to contact the undersigned at +44 20 7655 5633 with any questions or comments you may have.

Yours faithfully,
/s/ David Dixter

David Dixter